Exhibit 12.1

PECO Energy Company

Ratio of Earnings to Combined Fixed Charges

						Six Months
	Years Ended December 31,					Ended June 30,
	2009	2010	2011	2012	2013	2014
Pre-tax income from continuing operations before adjustment	$499	$476	$535	$508	$557	$230
Plus: Loss from equity investees	24	—	—	—	—	—
Less: Capitalized interest	(2)	(4)	(4)	(2)	(2)	(3)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$521	$472	$531	$506	$555	$227
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	$185	$193	$135	$122	$114	$58
Interest component of rental expense (a)	9	10	9	9	7	4

Total fixed charges	194	203	144	131	121	62
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$715	$675	$675	$637	$676	$289
Ratio of earnings to combined fixed charges and preferred stock dividends	3.7	3.3	4.7	4.9	5.6	4.7

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.

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